

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 1, 2023

Charles Zhang
Chief Executive Officer
Sohu.com Ltd
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190
People's Republic of China

> **Re: Sohu.com Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-38511**

Dear Charles Zhang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Risks Related to Our Ordinary Shares and ADSs, page 41

1. We note your discussion of the Company's potential status as an investment company under the Investment Company Act of 1940 (the "1940 Act"), and in particular your disclosures regarding the Company's investments in certain instruments that may be investment securities for purposes of Section 3(a)(2) of the 1940 Act. Please provide a legal analysis of whether the Company meets the definition of "investment company" under Section 3(a) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any substantive determinations and/or characterizations of instruments, assets or asset classes that are material to your calculations. Additionally, if the Company meets the

definition of "investment company" under Section 3(a) of the 1940 Act but relies or intends to rely on an exclusion therefrom or a relevant exemption, please provide a legal analysis supporting such reliance.

Governmental Regulations and Legal Uncertainties, page 71

2. Please state affirmatively whether you: (i) have been required to obtain any permission from or complete any filing with the CRSC, and (ii) have been required to go through a cybersecurity review by the CAOC. If so, state affirmatively whether you have received all requisite permissions or approvals, or whether any have been denied. If you have determined that no permissions are required, please clarify your basis for such determination, including whether you relied on the opinion of counsel.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 148

3. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
13. Goodwill, page F-41

5. Clarify more specifically how you determined the fair value of your Sohu reporting unit using the income approach and the market approach. In this regard, we note your disclosures in Note 4 indicate that your Sohu reporting unit has incurred operating losses for the past three years. Clarify the significant assumptions made with respect to future revenue and expenses and why you believe these assumptions are reasonable considering your historical results. We also note that your market capitalization has been below your book value for a sustained period. Tell us how the fair value of your reporting units reconciles to your market capitalization. Please also tell us how you considered including the following disclosures relating to the fair value of your Sohu reporting unit.

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- A description of the methods and specific key assumptions used, how the key assumptions were determined, and how they took into consideration the factors noted above;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions. Please contact Jennifer Gowetski at (202) 551-3401 or Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Tim Bancroft